Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

July 1, 2005

Mary K. Fraser, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 04-06

Re:         Grant Life Sciences, Inc.
Amendment No. 2 to Form SB-2
File No. 333-119425
Filed January 25, 2005

Dear Ms. Fraser:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated May 20, 2005 relating to the Registration Statement on Form SB-2 of Grant Life Sciences, Inc. (the "Company"). On behalf of the Company, we respond as follows:

Comments Applicable to the document

1.
We have noted numerous and extensive revisions to the disclosure in this document that have not been red-lined as required. See, for example, most of the disclosure on page 10 of this amendment. When you file your next pre-effective amendment, please ensure that all changes to the document are red-lined.

Answer

We have ensured that all of the changes to the document have been red-lined.

Risk Factors-page 2

We have incurred net losses to date and expect to continue to incur net losses…-page 2

2.	Please update the information in this risk factor and throughout the document so that it reflects your situation at least as of March 31, 2005, or more recently where practicable.

Answer

We have updated the information in this risk factor and throughout the document so that it reflects the Company’s situation as of March 31, 2005.

We will need to raise substantial additional capital to fund our operations…-page 2

3.	This risk factor now indicates that you have sufficient cash to fund your planned operations through June 2005. Please revise the risk factor to indicate what will happen after that.

Answer

We have revised the registration statement and the risk factors to discuss a recent financing obtained by the Company, which will provide the Company with additional funds for current and future needs.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 8

4.
You state in your revised disclosure, in response to prior comment 7, that you were an inactive publicly traded shell with no significant assets or operations. Please revise your disclosure to clarify that the share exchange with Impact Diagnostics is recorded as a capital transaction rather than a business combination under SFAS 141. That is, the transaction is equivalent to Impact issuing stock for the net assets or liabilities of Grant Ventures, accompanied by a recapitalization. As previously requested, please clarify your disclosures to state that the accounting is identical to a reverse acquisition, except that there are no adjustments to the historic carrying values of the assets and liabilities.

Answer

We have clarified our disclosure to state that the share exchange with Impact Diagnostics is recorded as a capital transaction rather than a business combination under SFAS 141. We have also clarified our disclosures to state that the accounting is identical to a reverse acquisition, except that there are no adjustments to the historic carrying values of the assets and liabilities.

Description of Business, page 11

HIV and Dengue Fever Tests-page 18

5.	The disclosure added to this amendment includes the phrase “maquiladora-modeled contract manufacturing facility.” Please explain what this term means at the first place the term appears.

Answer

We have explained the meaning of the term “maquiladora modeled contract manufacturing facility” at the first place that this term appears in the registration statement.

Selling Stockholders-page 237

6.
We hereby reissue comment 11 in our last letter. In both of our previous letters we asked you to include appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares. The revised disclosure now indicates that many of the selling shareholders acquired their shares “in a private placement in July 2004.” This is not an adequate explanation. The revised disclosure should, for example, describe the material terms and circumstances of the specific private placement.

Answer

We have expanded the disclosure regarding the circumstances under which the selling shareholders acquired their shares.

7.
Please refer to comment 12 in our last letter. We asked you to disclose whether any of the selling shareholders are broker-dealers. If so, you must identify them as broker dealers and also state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation. We note that footnote 49 identifies a broker-dealer and now indicates that the shares received were not underwriting compensation. However, it still does not indicate that the broker/dealer is an underwriter. Please provide the missing information.

Answer

We have revised the language in the prospectus to indicate that the broker/dealer is an    underwriter.

Notes to Consolidated Financial Statements

Note B-Business Combination and Corporate Restructure, page F-12

8.
We note that you refer to the transaction as a business combination or a reverse acquisition. The transaction should not be described as a business combination if Grant was not a business, as defined by EITF 98-3, on the date of the transaction. Further, please revise your filing to delete any references to “purchase price”, “acquisition costs”, etc. Please refer to our related comment in MD&A.

Answer

We have revised the disclosure regarding the transaction with Impact Diagnostics, Inc. and have also revised our filing to delete any references to “purchase price”and “acquisition costs.”

Note E-Note Payable, page F-14

9.
We acknowledge your response to prior comment 17. It appears that the venture capital firm that issued the loan meets the definition of a related party under SFAS 57. You disclose that the loan was in default as of December 3 1, 2002. Your default of a material loan appears to give the firm that issued the loan the ability to control or significantly influence Grant Life Sciences. Please note that the forgiveness of debt by a related party should be considered a capital transaction. Refer to footnote 1 to paragraph 20 of APB 26. Please revise your financial statements to record the forgiveness of debt as a capital contribution or advise us further.

Answer

The venture capital firm, Citadel Capital Management Group, Inc., which held the note for $587,753 (the note in default at December 31, 2002 which was restructured on July 31, 2004), is not a related party under SFAS 57.  The terms of the note did not allow Citadel to exert any control over the organization besides simply pursuing payment of the debt.  The venture capital firm was not a stockholder in the Company, nor did it have any direct or indirect representation on the Board of Directors.  The note was not convertible into shares and they held no warrants.  They did not have any influence over Company Management or the operations of the company which would have caused management to take any actions that weren’t in the best interest of the company. Citadel did not provide professional services to the Company. Citadel was placed into Receivership by the US District Court Central District of California in February 2002.  In June 2004, in connection with the Company’s proposed merger, James Donell, the Receiver, decided it would be in the best interest of Citadel to restructure the note into a convertible note for $350,000.  The Court approved the restructure agreement.  A copy of the 2001 loan agreement and the note is attached.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

10.	The date of the report referred to in Tanner LC’s consent appears to be inconsistent with the date of their report included in the registrant statement. Please revise to eliminate all inconsistencies.

Answer

We have revised the date of the report referred to in Tanner LC’s consent to eliminate all inconsistencies.

Should you have any further questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Yoel Goldfeder

Yoel Goldfeder